UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549





                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                               CETALON CORPORATION
                          (Exact name of registrant as
                       specified in its corporate charter)



                                    000-32475
                               Commission File No.



                 NEVADA                          84-0108762
      (State of Incorporation)                  (IRS Employer
                                              Identification No.)




                       1801 CENTURY PARK EAST, SUITE 1830
                          LOS ANGELES, CALIFORNIA 90067
                    (Address of principal executive offices)



                                 (310) 843-3600
                           (Issuers telephone number)

                               CETALON CORPORATION
                       1801 CENTURY PARK EAST, SUITE 1830
                          LOS ANGELES, CALIFORNIA 90067
                                 (949) 979-7074


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER



GENERAL

     This Information Statement is being mailed on or about March 15, 2002 to the holders of shares of common stock, par value $0.0001 (the Common Stock) of Cetalon Corporation, a Nevada corporation (Cetalon or the Company), as of February 4, 2002. You are receiving this Information Statement in connection with the elections of persons designated by the current Board of Directors of the Company to a majority of the seats on the Board (the Board).

     On January 19, 2002, the Company entered into a Strategic Relationship Agreement with Logic Nutrition, Inc. which results in a restructuring of the Companys management, Board of Directors, and ownership.

     In accordance with the Strategic Relationship Agreement, Cetalon agreed to issue 6,889,736 shares of its common stock (the Shares) to Logics nominee GentrustFinance S.A., a Swiss company. Subsequent to the issuance, the Shares represent 51% of Cetalons outstanding common stock. As part of the agreement, Logic was granted the right to appoint the following six members to Cetalons Board of Directors:

Gregory  Bowers
Mark  S.  Miller
Elwood  Sprenger
Mary  Claire  Quella
David  Vanderveen
Gregory  Duncan

     In addition, Elwood Sprenger was appointed as Cetalons Chief Executive Officer.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company

     As of February 4, 2002, there were 13,644,379 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management

     The following table sets forth, as of February 4, 2002, certain information with respect to the Companys equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Companys outstanding equity securities; and (iii) all Directors and Executive Officers as a group. Unless otherwise noted, the address for all of the following entities and individuals is c/o Cetalon Corporation, 1801 Century Park East, Suite 1830, Los Angeles, California 90067.



Title of  Name and Address of   Amount and Nature of        Percent
Class     Beneficial Owner      Beneficial Ownership (1)    of Class
------    --------------------  -----------------------     ---------
Common
Stock     Elwood Sprenger (2)                6,889,736      51.0%
Common
Stock     GentrustFinance S.A. (2)           6,889,736      51.0%
Common
Stock     John A. Bryan (3)                  1,212,000      8.9%
Common
Stock     Daniel P. Howells (4)                917,994      6.7%
Common
Stock     Neil T. Watanabe                     100,000      < 1%
Common
Stock     Gregory Bowers                             0        0%
Common
Stock     Mark S. Miller                             0        0%
Common
Stock     Mary Claire Quella                         0        0%
Common
Stock     David Vanderveen                           0        0%
Common
Stock     Gregory Duncan                             0        0%
Common
Stock     Fridolen Voegell                     169,000      1.2%
Common
Stock     Craig Huff                                 0        0%
Common
Stock     Dan Howells                                0        0%
Common
Stock     James Ritchie Mault M.D.                   0        0%
Common
Stock     John Danylowich                            0        0%

Common    The Watley Group, LLC (3)
Stock     1801 Avenue of the Stars, # 1830
          Los Angeles, CA 90067                 1,212,000   8.9%
Common    Nature's Sunshine Products, Inc. (4)
Stock     75 East 1700 South,P.O. Box 19005
          Provo, Utah 84605-9005                  917,994   6.7%

Common    All officers and directors
Stock     as a group (12 persons)               8,076,730  59.2%

(1)     Based  on  13,644,379  shares  outstanding  as  of  February  4,  2002.
(2) Includes 6,889,736 held by GentrustFinance S.A. Elwood Sprenger, Cetalon's current CEO, and Chairman of the Board of Directors, may be deemed to be the beneficial owner of GentrustFinance S.A.
(3) John Bryan is the sole executive officers of The Watley Group, which is the holder of 1,212,000 shares of the Company's common stock
(4) Includes 697,092 shares of the Company's common stock owned by Nature's Sunshine, and 220, 902 warrants for the purchase of a like number of shares of common stock, which warrants are exercisable at $3.268 per share and expire on November 4, 2001. Mr. Howells is an executive officer and director of Nature's sunshine and disclaims beneficial ownership of all of such shares and warrants.

     The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

Changes  in  Control

     On January 19, 2002, the Company entered into the Strategic Relationship Agreement which resulted in the issuance of a controlling interest of the Company and change in the Company's board of directors as previously described.

DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors  and  Executive  Officers

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name                         Age     Positions

Elwood Sprenger               56     Chief Executive Officer and Chairman of the
                                     Board  of  Directors

Neil. T. Watanabe             47     Executive Vice President, Chief
                                     Operating Officer, Chief Financial
                                     Officer, and Secretary

Fridolin  Voegell             58     Director

Craig  Huff                   45     Director

Dan  Howells                  60     Director

James  Ritchie  Mault  M.D.   40     Director

John  Danylowich              42     Director

Gregory Bowers                40     Director

Mark S. Miller                39     Director

Mary Claire Quella            39     Director

David Vanderveen              33     Director

Gregory Duncan                45     Director
__________________

BIOGRAPHICAL  INFORMATION:

     ELWOOD SPRENGER, currently serves as the Chief Executive Officer and as Chairman of the Company's Board of Directors. Since October 2000, Mr. Sprenger has served as the CEO and a Director of Logic Nutrition, Inc., a nutritional product manufacturer and supplier. Between July 1996 through September 2000, Mr. Sprenger was the CEO and a Director of Allied, Inc., a supplier of beverage related products. Additionally, Mr. Sprenger was the founder and CEO of Calistoga Water, Inc., a bottled water and beverage manufacturer and supplier.

     NEIL T. WATANABE was appointed Executive Vice President, Chief Operating Officer, Chief Financial Officer, and Secretary on June 20, 2001. From March 1998 to March 2001,he was Executive Vice President, Chief Financial Officer of PETsMART, Inc., a national pet food and supplies specialty retailer. Mr. Watanabe, a certified public accountant, was Senior Vice President and Chief Financial Officer of MacFrugal's Bargain Close-Out, a discount retailer, from 1996 to January 1998. From 1995 to 1996, he was Vice President Finance/Controller and Corporate Administration for Kay-Bee Toys, a mall-based specialty toy retailer. Prior to joining Kay-Bee Toys, Mr. Watanabe was Chief Operating Officer of Motherhood Maternity, Inc. from 1994 to 1995 and Vice President and Corporate Controller of Filene's Basement, Inc. from 1988 to 1994.

     FRIDOLIN VOEGELI has been a Director of the Company since March 12, 2001. He is the founder of CADItec Corp. and has served as its President and Director for Research & Development since 1998. From 1994 to 1998, Mr. Voegeli was a special projects officer for ATAG Ernst & Young Asset Management. From 1983 to 1994, he worked as a technology, investment and management consultant for Hayek Engineering and Vontobel EC Consulting, both Swiss-based consultants, and for the Swiss Federal Office for Foreign Economic Affairs. Mr. Voegeli specialized in project and company evaluations, M&A and acted as a turn-around manager. He holds a degree in Electrical Engineering from the Swiss Federal Institute of Technology ETH in Zurich and pursued post-graduate studies in Biomedical Engineering at the University of Cape Town, South Africa.

     CRAIG HUFF has been a Director of the Company since September 18, 2001. He is the Chief Financial Officer of Nature's sunshine Products, a direct-selling manufacturer and marketer of nutritional supplement products, serving in such capacity since 1998. He began his employment with Nature's Sunshine Products in 1982, and prior to his current position served as Corporate Controller for a number of years. Mr. Huff earned his Bachelor of Science Degree in Accounting from Brigham Young University. He is a Certified Public Accountant.

     DANIEL P. HOWELLS was appointed as a Director of the Company on June 20, 2001. He is the President, Chief Executive Officer, and a Director of Nature's Sunshine, serving in such capacity since 1997. From 1991 to 1997, Mr. Howells served as President and Chief Executive Officer of Resorts USA, Buskill, PA Division of Rank Group, London, England. From 1985 to 1990, he served as Executive Vice President and General Manager of the Marriott Management Service Division, Marriott Corporation from 1972 to 1985. Mr. Howells was employed by Six Flags Corporation, serving as President and Chief Executive Officer from 1982 to 1985.

     JAMES RITCHIE MAULT, M.D. has been a Director of the Company since March 12, 2001. He has been an Assistant Professor of Cardiothoracic Surgery at the University of Colorado Health Sciences Center, Chief of the Thoracic Surgery Service and Director of the Surgical Intensive Care Unit of the Denver Veterans Administration Medical Center since 1997. Dr. Mault also founded HealtheTech during 2000 and is its Chairman and Chief Executive Officer. HealtheTech is a company which develops, manufactures and markets proprietary health solutions designed to give consumers tools to improve and maintain health and wellness. He earned his Bachelor of Science degree and his medical degree (cum laude) from the University of Michigan.

     JOHN DANYLOWICH has been a Director of the Company since March 12, 2001, and has held the positions of both Chief Merchandising Officer and Founder since June 20, 2001. From 1984 until the closing of the Claydan Transaction in February of 2001, he was President and Chief Executive Officer of Claydan. Mr Danylowich founded Claydan and was responsible for the creation of the "store within a store" retail concept in the health and wellness industry. He was educated in Alberta, Canada and holds a Bachelor of Science degree from theUniversity of Alberta.

     GREGORY BOWERS has been appointed as a Director of the Company in connection with the Strategic Relationship Agreement as previously discussed. Since January 1999, Mr. Bowers has served as the Senior Managing director of Global Transition Partners, a fund management company. Between March 1998 through January 1999, Mr. Bowers was the Managing Director of the Watley Group, LLC, an investment banking company. Between February 1995 through December 1997, Mr. Bowers worked as the Joint Head of Research for Commerce Bank Asset Management, a fund management company.

     MARK S. MILLER has been appointed as a Director of the Company in connection with the Strategic Relationship Agreement as previously discussed. Since 1991, Mr. Miller has been the Director of Operations, Finance and Administration for Ingram Micro, a computer technology company. Mr. Miller has a Bachelor of Science in Business from California State University, Long Beach.

     MARY CLAIRE QUELLA has been appointed as a Director of the Company in connection with the Strategic Relationship Agreement as previously discussed. Since January 2001, Ms. Quella has worked as the Chief Financial Officer and General Counsel to Logic Nutrition, Inc., a health and diet supplement supplier. Between July 2000 through January 2001, Ms. Quella worked as a Vice President and the General Counsel of Datacomm Support Company, Inc. Between October 1993 through July 2000, Ms. Quella was the principal of the Law Offices of Mary Claire Quella where she focused on general civil and trial practice. Ms. Quella was admitted to the State Bar of California in 1988. She earned her Juris Dotorate degree from Southwestern University School of Law in 1988.

     DAVID VANDERVEEN has been appointed as a Director of the Company in connection with the Strategic Relationship Agreement as previously discussed. Since November 2001, Mr. Vanderheen has been a consultant of Logic Nutrition. Between December 2000 and November 20001, Mr. Vanderveen served as the Chief Technology Officer for Znetix, Inc., an integrated health solutions company, building multidisciplinary care centers in fitness facilities. Between January 2000 through November 2000, Mr. Vanderveen served as the Vice President, Development for NonStopNet, Inc. Between January 1999 through January 2000, Mr. Vanderveen worked as a Senior Account Executive for Computer Associates International, Global Professional Services. From December 1996 to January 1999, Mr. Vanderveen served as the Director of Business Development for RYNO Consulting, Inc. Mr. Vanderveen earned his Bachelor of Arts degrees in Political Science and Philosophy from Calvin College in May 1991.

     GREGORY DUNCAN has been appointed as a Director of the Company in connection with the Strategic Relationship Agreement as previously discussed. In 1981, Mr. Duncan founded, and currently is the principal of, Krone, Inc., a Quixtar (formerly Amway) direct sales distributor. Since 1981, Mr. Duncan has been a partner of WorldWideGroup, LLC, a Quixtar Independent Business Owner motivation company. Mr. Duncan earned his Bachelor of Arts degree from Vanderbilt University in 1978.

Certain  Relationships  and  Related  Transactions

     On January 19, 2002, the Company entered into a Strategic Relationship Agreement with Logic Nutrition, Inc. which results in a restructuring of the Companys management, Board of Directors, and ownership. In accordance with the Strategic Relationship Agreement, the Cetalon agreed to issue 6,889,736 shares of its common stock (the Shares) to Logics nominee GentrustFinance S.A., a Swiss company. Subsequent to the issuance, the Shares represent 51% of Cetalons outstanding common stock. Mr. Elwood Sprenger, the Company's current Chief Executive Officer and Chairman of the Board, may be deemed to be the beneficial owner of GentrustFinance S.A., and is the Chief Executive Officer and a director of Logic Nutrition, Inc.

     The Company entered into a consulting agreement on March 12, 2001 with Watley, a stockholder and an investment banking company for which Anthony J. A. Bryan, the Company's former Chairman of the Board, and A. John A. Bryan Jr., the Company's former Vice Chairman and Chief Executive Officer, are executive officers or directors. The agreement, which expired on February 6, 2002 but automatically renews yearly for additional 12-month terms unless cancelled with six months notice after the 12-month initial term, includes strategic and operational planning, providing senior management to the Company, investment banking, debt or equity offering placement, and acquisition assistance. The Company compensates Watley for these services for $45,000 per month, plus expenses, plus a percentage of transaction proceeds, ranging from 2.5% to 10%. During the fiscal year ended May 31, 2001, the Company incurred fees from Watley of $90,000 for management and consulting services and $200,000 for equity financing placement. As of May 31, 2001, Watley owed $64,535 to the Company.

     The Company has an exclusive five-year manufacturing agreement with Nature's Sunshine, a vendor that is also a stockholder and warrant holder of the Company. The agreement provides specified margins to which Nature's Sunshine is entitled and requires the Company to meet minimum purchase levels and number of additional stores during the five-year term. If the Company fails to meet any of such minimum requirements, Nature's Sunshine has the right to terminate the agreement upon three months' written notice to the Company. In August of 2001, Nature's Sunshine lent to the Company $1,000,000 in a three-year loan transaction that bears interest at 12% per annum. The note payable can be converted, in whole or in part, into common stock of the Company at Nature's Sunshine's option at any time after July 2002 at a per share price of the lesser of 80% of the fair market value of the Company's common stock or $2.00, with a floor conversion price of $1.40. Mr. Howells, a director of the Company, is also an executive officer and director of Nature's Sunshine. Watley and another stockholder of the Company were each paid a $25,000 fee for each of these transactions.

     The officers and directors of the Company may be engaged in other businesses, either individually or through partnerships and corporations in which they have ownership interests, hold offices or serve on Boards of Directors.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and the Company's shareholders as fiduciaries.

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto that were furnished to us under Rule 16a-3(e), during our most recent fiscal year, we are aware that Fridolin Voegeli, a director of ours, failed to file his Form 3 on a timely basis and that Anthony J. A. Bryan, a former director of ours, failed to file three of his Form 4s for three transactions on a timely basis.

Board  Meetings  and  Committees

     During the year ended December 31, 2001, the Board of Directors met fourteen times. Except for Mr. Voegeli who was absent from four meetings, and Mr. Huff who was absent from one meeting, all directors were present at all of the meetings of the Board of Directors.

     The Board currently has a Compensation Committee and a Finance Committee. The Compensation Committee is responsible for reviewing and fixing the salaries and other compensation of the officers of the Company. Mr. Voegeli is currently the sole member of the Compensation Committee. During the year ended December 31, 2001, the Compensation Committee met one time. All members of the Committee were present. Mssrs. Howells, Huff, and Mault comprise the Finance Committee with Mr. Howells as Chairman. During the year ended December 31, 2001 the Finance Committee met three times with all members present.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Summary  Compensation  Table

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended May 31, 2001 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.



                                             SUMMARY COMPENSATION TABLE

                                Annual Compensation                 Long Term Compensation
                                                                    Awards               Payouts




                                                           RESTRICTED SECURITIES
                                               OTHER ANNUAL   STOCK   UNDERLYING  LTIP
NAME AND                      SALARY   BONUS   COMPENSATION   AWARDS   OPTIONS   PAYOUTS  ALL OTHER
PRINCIPAL POSITION    YEAR     ($)      ($)         ($)        ($)      SARS(#)    ($)   COMPENSATION($)
-------------------   -----   ------   -----   ------------   ------  ---------- ------- ---------------
Harvey Goldstein
(CEO) (1)              2001 $ 52,500   -0-          -0-        -0-       -0-       -0-        -0-

                       2000    n/a     n/a          n/a        n/a       n/a       n/a        n/a

                       1999    n/a     n/a          n/a        n/a       n/a       n/a        n/a

John Danylowich
(CEO) (2)              2001 $142,400   -0-      $ 7,200        -0-       -0-       -0-     $  1,000(4)

                       2000 $139,500   -0-      $ 7,200        -0-       -0-       -0-     $  2,000(4)

                       1999 $142,500   -0-      $ 7,200        -0-       -0-       -0-     $  2,000(4)

(1) Mr. Goldstein began serving as Chief Executive Officer of the Company in February 2001.
(2) Mr. Danylowich served as Chief Executive Officer and President of the Company until February 2001
(3) Other Annual Compensation represents car allowances given to the executive.
(4) All Other Compensation represents value of health benefits received.





                                   OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                            (INDIVIDUAL GRANTS)


                  NUMBER OF SECURITIES      PERCENT OF TOTAL
                       UNDERLYING         OPTIONS/SAR'S GRANTED
                 OPTIONS/SAR'S GRANTED   TO EMPLOYEES IN FISCAL    EXERCISE OF BASE PRICE
NAME                      (#)                     YEAR                     ($/SH)           EXPIRATION DATE
---------------- ----------------------  -----------------------  ------------------------  ---------------
Harvey Goldstein           0                       0%                       n/a                   n/a
John Danylowich            0                       0%                       n/a                   n/a
---------------- ----------------------  -----------------------  ------------------------  ---------------




                                   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES


                                                                   NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN
                                                                   SECURITIES UNDERLYING       THE-MONEY OPTION/SARS
                   SHARES ACQUIRED ON             VALUE            OPTIONS/SARS AT FY-END (#)        AT FY-END ($)
NAME                  EXERCISE (#)             REALIZED ($)        EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                 ----------------------  ------------------------  --------------------------  --------------------------

Harvey Goldstein          -0-                     -0-                        -0-                          -0-

John Danylowich           -0-                     -0-                        -0-                          -0-



Executive  Officers  and  Directors

     A director who is an employee does not currently receive any compensation as a director. There is currently no plan in place for compensation of persons who are directors who are not employees of the Company.





                                       By order of the Board of Directors
                                       /s/ Elwood Sprenger
                                       Chief Executive Officer